SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            SCHEDULE 13-D
                          (Amendment No. 1)
             Under the Securities Exchange Act of 1934


                   PROACTIVE TECHNOLOGIES, INC.
                        (Name of Issuer)

                          74266K 20 8
                          CUSIP Number

                  G. David Gordon
                  7633 East 63rd Place, Suite 210
                     Tulsa, OK  74133
                       (918) 254-4997
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       January 21, 1999
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [   ]

Check the following box if a fee is being paid with this statement [ ](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Names of Reporting Persons    Tax Identification Number

     Mark A. Conner                    ###-##-####

(2)    Check the Appropriate Box if a Member of a Group a. [  ]
                                                        b. [  ]

(3)     SEC Use Only

(4)      Source of Funds

(5)    Check if disclosure of legal proceedings is required pursuant to Items
2(d) or 2(e)                  [    ]

(6)   Citizenship or Place of Organization       Florida, U.S.A.

         Number of            (7)     Sole Voting Power
          Shares                           2,853,077
        Beneficially
          Owned By            (8)     Shared Voting Power
           Each                             --0--
         Reporting
           Person             (9)    Sole Dispositive Power
            With:                          2,853,077

                             (10)   Shared Dispositive Power
                                               --0--

(11)     Aggregate Amount Beneficially
          Owned By Each Reporting Person             2,853,077

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(see instructions)                            [    ]

(13)    Percent of class represented by amount in Row (11) 15.695%

(14)    Type of Reporting Person                          IN



Item 1.      Security and Issuer.

       The class of equity securities to which this statement relates is the common stock, $0.04 par value (the "Stock"), of Proactive
Technologies, Inc., a Delaware corporation ("Proactive"). The executive offices of Proactive are located at 7118 Beech Ridge Trail, Tallahassee, Florida 32312.

Item 2.      Identity and Background.

     (a.) (b.) (c.) (f.)    This statement is filed by Mark A. Conner
("Conner") is 7118 Beech Ridge Trail, Tallahassee, Florida 32312. Conner's principal occupation is serving as president of Henry Holdings, a real estate development company. Mr. Conner assumed this posiiton with Henry Holdings, Inc. immediately after his resignation from Proactive. Conner is a citizen of the United States.

      (d.) (e.)     During the last five (5) years, Conner has not been
(i) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.


     Five Million (5,000,000) shares of Stock returned to the Company by Conner in exchange for 100% of the shares of Henry Holdings, Inc., as wholly owned subsidiary of the Company, which assets were estimated not-to-exceed $2,000,000 as part and parcel of a Stock Exchange Agreement entered into between Proactive and Conner on or about January 21, 1999 ("Disposition").

     In addition, Conner distributed shares of stock on the following dates:

Date             Price          Distributed To      No. of Shares
             (Net of commissions)
----            -------       ----------------     ---------------
11/8/96        Gift          Employees and Friends     292,000

5/11/98        1.32             Open Market             20,000

5/11/98        1.265            Open Market             15,000

5/11/98        1.141            Open Market              5,000

5/12/98        1.569            Open Market             20,000

5/13/98        2.008            Open Market              2,100

5/13/98        2.074            Open Market              6,000

5/13/98        1.539            Open Market              5,900

5/26/98        1.071            Open Market             20,000

5/26/98        1.078            Open Market             20,000

9/15/98         .50             David G. Black         300,000

Item 4.     Purpose of Transaction.

     The disposition of Stock reported herein was made to dispose of a controlling interest in Proactive. As part of the Disposition, Conner resigned his position on the Board of Directors and his titles as Chairman and President and Chief Executive Officer of Proactive. Conner may from time to time, depending on market conditions, the state of affairs of Proactive and the business of Proactive, acquire or dispose of additional shares of Proactive. Conner intends to continue to consider his equity interests in Proactive and reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

     Except as set forth above, Conner has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a.) through (j.) of Item 4 of Schedule 13-d.

Item 5.     Interest in Securities of Issuer.


     a.)     At the close of business on January 21, 1999, Conner
beneficially owned 2,853,077 shares of Stock, or approximately 15.695% of the 18,178,245 shares of common stock reported by Proactive in its Form 10-QSB filing for the period ended September 30, 1998, as adjusted, to reflect the return of the shares

     b.)     Conner has sole voting and dispositive power with respect to
2,853,077 of the shares of Stock disclosed in Item 5(a.) above.

     c.)     Conner has not sold any shares of Stock during the past sixty days, except as set forth above.

     d.)     This section is not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    None.


     There are no securities which are pledged or otherwise are subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


Item 7.     Material to be filed as Exhibits.

     There is no material to be filed as Exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f))and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:(1.) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2.) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and (3.) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated:        February 1, 1999


                              /s/  Mark A. Conner
                              ____________________________
                               Mark A. Conner